

March 29, 2019

Andrew Cheng
President and Chief Executive Officer
Akero Therapeutics, Inc.
170 Harbor Way, 3rd Floor
South San Francisco, CA 94080

>   **Re: Akero Therapeutics, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted March 19, 2019**
>   **CIK No. 0001744659**

Dear Mr. Cheng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to the Draft Registration Statement on Form S-1

Overview, page 1

1. We note your response to prior comment 2. Please disclose the source of the statistics provided in the third paragraph of this section.

Dilution, page 70

2. In the first sentence of the third paragraph, it appears that pro forma net tangible book value per share as of December 31, 2018 is $1.14 rather than $69.57. As a related matter, please also revise the corresponding caption in the dilution table.

You may contact Yolanda Trotter at (202) 551-3472 or Li Xiao at (202) 551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Coy Garrison at (202) 551-3466 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Laurie A. Burlingame